

February 19, 2013

<u>Via E-mail</u>
Charles H. Turner
Chief Financial Officer
Pier 1 Imports, Inc.
100 Pier 1 Place
Fort Worth, Texas 76102

      Re: **Pier 1 Imports, Inc.**
                  Form 10-K for the Fiscal Year Ended February 25, 2012
                  Filed April 25, 2012
                  File No. 1-07832

Dear Mr. Turner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended February 25, 2012</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17</u>

<u>Overview of Business, page 19</u>

1. Please revise your disclosure of revenues and other key performance indicators by geographic region. In this regard, we note 8% of your stores are located in Canada. Further, tell us if there are any known positive or negative trends related to your Canadian operations that could provide useful information to investors. Lastly, please summarize for us how your Canadian stores have performed relative to your US stores over the past three fiscal years and most recent nine month interim period ended November 24, 2012. Alternatively, tell us why separate disclosure of your Canadian

revenues or other key performance indicators is not material information to investors. For guidance, refer to Section I.B of SEC Release No. 33-8350.

2. We have read your 2013 third quarter earnings transcript and noted the material anticipated change in the presentation and focus on consolidated gross profit as opposed to merchandise margins beginning at the start of your new fiscal year. Please clarify for us and disclose the key underlying reasons for the change and focus of moving away from the presentation of merchandise margins and how such a change is beneficial to investors.

3. We note cost of sales is a material component of your operating expenses and a discussion and analysis of this specific line item will provide investors with the information to better understand your results of operations as a whole. Please revise to analyze the cost of sales line item in your MD&A discussion. For example, in addition to quantifying the impacts resulting from changes in price and volume, please further explain the underlying substantive reasons behind these changes. Lastly, with a view towards increased transparency, please address what effect, if any, your product mix had on cost of sales, gross margin, and merchandise margins. We assume your product mix could have a disproportional effect on these metrics. If our assumption is not correct, then explain to us why your product mix would not have a meaningful impact on these metrics. Please show us what your disclosure will look like revised.

Liquidity and Capital Resources, page 25

4. Please provide a more robust comparative discussion of each section of your cash flows (i.e., operating, financing, and investing) between all comparable periods presented in the statements of cash flows. For example, we note the limited discussion of operating cash flows in fiscal 2012 and no discussion between fiscal years 2011 and 2010. Refer to Instruction 1 to Item 303(A) of Regulation S-K. Your discussion should be accompanied by an analysis at the appropriate level of detail. Please note that your analysis should focus on factors that directly affect cash, and not merely refer to net income, or changes in line items presented in your balance sheet. We also note the increase in your inventory levels in your most recent fiscal quarter ended November 24, 2012. Please tell us and disclose the reasons for the increase in inventory levels. If any of the increase in inventory levels is related to potentially unsustainable decreases in merchandise markdowns, then discuss this in your results of operations.

Critical Accounting Policies and Estimates, page 28

Insurance Provision, page 29

5. We note the increase in the recorded liability for workers' compensation and general liability insurance in fiscal 2012. Please provide a roll-forward of your insurance liability

in the notes to the financial statements, or advise us why a roll-forward is not deemed necessary.

Item 8. Financial Statements and Supplementary Data, page 32

Consolidated Statements of Operations, page 33

6. We note you present gross profit in the income statement and it appears you have excluded depreciation and amortization. Tell us how you considered the guidance in SAB Topic 11:B.

Note 7 – Matters Concerning Stockholders' Equity, page 47

Restricted Stock Grants, page 49

7. We have read your disclosure on page 49 which states, "[I]n accordance with the accounting guidance on equity compensation, all 937,500 shares of the time-based restricted stock included in the renewed and extended employment agreement were granted for accounting purposes as of the date of the agreement, or December 15, 2009. As of February 25, 2012, 750,000 of these shares have been actually granted to the CEO; however, the Company granted the remaining 187,500 shares on February 26, 2012 in accordance with his employment agreement." Citing the relevant accounting guidance please tell us why all 937,500 shares were considered granted for accounting purposes as of the date of the agreement, or December 15, 2009.

Note 8 – Proprietary Credit Card Information, page 51

8. We note you entered into a private-label credit card plan during the third quarter of fiscal 2012. Please tell us and expand your disclosure to clarify the nature of the payments you receive. In this regard, please indicate if the payments are compensation for service functions you may provide such as new account openings, billing adjustments or for marketing services. Further, please disclose the financial statement classification of amounts related to your private-label credit card agreement.

Item 15. Exhibits, Financial Statement Schedules, page 60

9. We note you record reserves for sales returns, and an allowance for doubtful accounts. Please explain to us why Schedule II has not been presented for these reserves either on a standalone basis or in total. If you did not present Schedule II because you believed such information was not material, then explain to us how you reached this conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are

Charles H. Turner
Pier 1 Imports, Inc.
February 19, 2013
Page 4

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Donna Di Silvio, Staff Accountant at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief